1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

January 31, 2008	QTA-TSX. VENTURE
NR-01-08

QUATERRA EXPANDS COPPER ZONE AT MACARTHUR

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that drilling at its 100%-owned MacArthur project near Yerington, Nevada, has expanded and partially delineated a broad zone of acid-soluble copper mineralization beneath, south and to the north and northwest of the historic MacArthur copper oxide deposit.

Seventy holes totaling 23,739 feet were drilled between September and December 2007 in 28 core holes and 42 RC holes. Principal conclusions are as follows:

1. The mixed oxide/chalcocite mineralization north of the MacArthur pit has been extended an additional 1,500 feet to the west and now has been traced for nearly 5,000 feet to the west and southwest from hole QMCC-7 to hole QMCC-16.

  The zone is currently up to 1,500 feet wide and averages over 100 feet thick, based on holes drilled on 500 foot centers. A few historic Anaconda drill-holes suggest that this zone may connect to the south with mineralization in and adjacent to the MacArthur pit but more drilling will be required for this to be confirmed. Three vertical holes are of particular note: QMC-27R, with 115 feet of 0.30% total copper (TCu) beginning at a depth of 195 feet; QMC-23R, with 25 feet of 1.25% TCu beginning at 340 feet; and QMC-4bR, with 95 feet of 0.57% TCu beginning at 305 feet. (See drill-hole table attached to this release).These holes are at the northernmost limit of drilling and mineralization remains open to expansion to the north and northwest. Hole QMC-1bR contains the highest grade interval drilled to date with 180 feet of 0.91% copper beginning at 270 feet but may have been drilled parallel to a high grade structure. Additional drilling will be necessary to determine the geometry and significance of this intercept.

2. Quaterra’s drill results (QME and QMT holes reported in this release) continue to expand the MacArthur pit mineralization delineated by Anaconda in a 1971-1972 shallow drilling campaign that tested to an average depth of 200 feet below surface.

  Of particular interest is a new zone (not included in the historic resource) of predominately chalcocite mineralization located 20 feet to approximately 70 feet below the existing MacArthur oxide copper deposit that remains open to extension both to the north and west where it may connect with the north zone mineralization detailed above. Hole QMT-10 on the northeast edge of the pit contains 205 feet of 0.42% TCu beginning at 129 feet, including a 78 foot intercept averaging 0.78% TCu from 136 to 214 feet. Holes QME-79R and QME- 80R, drilled 1,200 and 1,700 feet respectively east of the pit along the edge of the waste dump, each intersected 40 to 60 feet of + 0.30 % TCu. These holes and abundant copper oxides exposed in pits and trenches 3,000 feet southwest of the pit provide good opportunities to delineate additional mineralization.

3. A porphyry copper target has been identified in the Gallagher area about one mile west of the MacArthur pit below a large area of iron oxides and phyllic alteration.

  Several deep holes are planned in 2008 to test this target once detailed mapping and sampling has been completed.

“We believe these drilling results will substantially increase the potential resource of the MacArthur project,” says Quaterra’s VP Exploration Eugene Spiering. “Based on what we are seeing in surface mapping and trenching in the area, significant additional upside is possible.”

Quaterra’s drilling to date has been shallow (less than 500 feet) and has identified a relatively continuous zone of copper mineralization that parallels current topography and contains predominately green and black copper oxides grading downward into chalcocite, a secondary copper mineral that is also acid-soluble. Mineralization appears to represent a partially oxidized secondary enrichment blanket. The most likely source of the secondary copper mineralization is the Gallagher area which will be drilled later in the year. Much of the oxide mineralization appears to be localized along high-angle structures, making additional close-spaced drilling (including angle holes) necessary to accurately define tonnages and grades. A number of the Anaconda holes in the MacArthur pit area have been twinned with both core and RC holes to validate historic data and optimize ongoing drilling/sampling procedures. The results will form part of a resource estimate to be released on the property.

The primary objectives of Quaterra’s 2008 program at MacArthur are to complete detailed mapping of the entire property; to delineate the total extent of the acid-soluble copper mineralized zone and produce a NI43-101 compliant resource estimate; and to drill the Gallagher area for a porphyry copper deposit. One RC rig is currently working at the property.

Mr. Eugene Spiering, Quaterra’s VP exploration, is the qualified person responsible for the preparation of this news release.

A hole location map and table of results for all 70 holes drilled, as well as a grade-thickness contour map and cross section are available on the Company’s website at www.quaterraresources.com.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the company’s projects is also described on our website or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com.

Some statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

QUATERRA RESOURCES INC.
MacArthur Copper Project
Drill hole intercepts: Sept to Dec 2007
(Summary List)

						Total
	Angle	Total	From	To	Thickness	Cu
Drill Hole	Brg / Dip	Depth	feet	feet	feet	%

MacArthur Pit Area
QMT-6	0°/-90°	394.7	33.0	128.0	95.0	0.25
			173.0	188.0	15.0	0.18
			257.0	322.0	65.0	0.28

QMT-7	0°/-90°	424.0	0.0	24.0	24.0	0.28
			48.4	70.3	21.9	0.29
			74.2	116.0	41.8	0.92
			129.6	154.0	24.4	0.18
			184.0	224.0	40.0	0.14
			254.0	284.0	30.0	0.20
			334.0	356.5	22.5	0.30

QMT-8	0°/-90°	350.0	10.0	29.0	19.0	0.19
			49.0	84.0	35.0	0.19
			142.2	229.0	86.8	0.20
			258.3	316.0	57.7	0.15

QMT-9	0°/-90°	244.0	9.0	81.0	72.0	0.34
			116.3	173.0	56.7	0.16
			193.0	244.0	51.0	0.14

QMT-10	0°/-90°	480.0	84.0	109.0	25.0	0.22
			129.0	334.0	205.0	0.42
including			136.0	214.0	78.0	0.78
			349.0	372.0	23.0	0.30
			389.0	399.0	10.0	0.27

QMT-11	0°/-90°	284.0	0.0	120.0	120.0	0.18
			147.0	180.0	33.0	0.14
			214.0	284.0	70.0	0.24

QMT-12	0°/-90°	325.0	0.0	10.0	10.0	0.16
			55.0	189.0	134.0	0.21
			229.0	317.0	88.0	0.20

QMT-13	0°/-90°	300.0	0.0	164.0	164.0	0.21
			180.0	216.0	36.0	0.25
			228.4	241.3	12.9	0.26
			277.4	290.5	13.1	0.24

QMT-14	210°/-55°	360.0	5.0	123.0	118.0	0.31
			203.0	263.0	60.0	0.26
			303.0	338.0	35.0	0.29

QMT-15	0°/-90°	350.0	12.5	118.0	105.5	0.36
			183.3	288.0	104.7	0.19

QMT-16	0°/-90°	455.0	36.5	199.0	162.5	0.18
			214.0	254.0	40.0	0.18
			277.9	339.0	61.1	0.14
			359.0	455.0	96.0	0.24

QMT-17	0°/-90°	350.0	54.0	67.3	13.3	0.13
			87.3	208.9	121.6	0.16
			236.0	246.0	10.0	0.14

QMT-18	0°/-90°	400.0	64.0	84.0	20.0	0.25
			112.0	189.0	77.0	0.20

QMT-19	0°/-90°	200.0	0.0	44.0	44.0	0.51

QME-1	0°/-90°	324.0	174.0	250.0	76.0	0.37
including			184.0	234.0	50.0	0.48

QME-2	0°/-90°	300.0	159.0	179.0	20.0	0.29
			258.0	300.5	42.5	0.27

QME-3	0°/-90°	303.0	63.0	166.5	103.5	0.16
			181.2	303.0	121.8	0.13

QME-4aR	0°/-90°	230.0	0.0	20.0	20.0	0.13
			35.0	45.0	10.0	0.17
			70.0	115.0	45.0	0.14
			215.0	230.0	15.0	0.15

QME-5	210°/-50°	72.0	0.0	40.0	40.0	0.18

QME-6R	0°/-90°	190.0	40.0	50.0	10.0	0.11

QME-8R	0°/-90°	340.0	0.0	10.0	10.0	0.13
			25.0	35.0	10.0	0.13
			70.0	100.0	30.0	0.18
			120.0	140.0	20.0	0.20
			195.0	265.0	70.0	0.17

QME-9R	0°/-90°	200.0	80.0	105.0	25.0	0.22
			130.0	140.0	10.0	0.13
					0.0
QME-10R	0°/-90°	400.0	0.0	20.0	20.0	0.44
			105.0	120.0	15.0	0.34

QME-75R	0°/-90°	350.0	195.0	235.0	40.0	0.09

QME-76R	0°/-90°	350.0	300.0	310.0	10.0	0.17

QME-77R	0°/-90°	350.0	No assays above cut-off

QME-78R	0°/-90°	350.0	275.0	285.0	10.0	0.15
			315.0	330.0	15.0	0.14

QME-79R	0°/-90°	350.0	210.0	250.0	40.0	0.31
			285.0	350.0	65.0	0.23

QME-80R	0°/-90°	350.0	85.0	100.0	15.0	0.57
			185.0	245.0	60.0	0.34
including			190.0	205.0	15.0	0.79

QME-81R	0°/-90°	350.0	No assays above cut-off

North MacArthur Area
QMC-1bR	270°/-45°	450.0	90.0	110.0	20.0	0.12
			185.0	255.0	70.0	0.13
			270.0	450.0	180.0	0.91

QMC-4aR	0°/-90°	300.0	40.0	60.0	20.0	0.30

QMC-4bR	270°/-45°	400.0	40.0	125.0	85.0	0.28
			160.0	275.0	115.0	0.24
			305.0	400.0	95.0	0.57

QMC-21R	0°/-90°	400.0	165.0	205.0	40.0	0.26
			340.0	355.0	15.0	0.20
			390.0	400.0	10.0	0.13

QMC-22R	0°/-90°	400.0	0.0	40.0	40.0	0.44
			100.0	110.0	10.0	0.23
			345.0	355.0	10.0	0.35

QMC-23R	0°/-90°	400.0	280.0	290.0	10.0	0.20
			340.0	365.0	25.0	1.25

QMC-24R	0°/-90°	400.0	0.0	15.0	15.0	0.12
			40.0	105.0	65.0	0.17
			120.0	220.0	100.0	0.22

QMC-25R	0°/-90°	350.0	70.0	80.0	10.0	0.10
			100.0	155.0	55.0	0.29
			305.0	330.0	25.0	0.12

QMC-26R	0°/-90°	390.0	10.0	40.0	30.0	0.20
			65.0	95.0	30.0	0.29
			115.0	160.0	45.0	0.34
			200.0	220.0	20.0	0.14
			240.0	265.0	25.0	0.11

QMC-27R	0°/-90°	390.0	30.0	65.0	35.0	0.18
			80.0	170.0	90.0	0.13
			195.0	310.0	115.0	0.30

QMCC-12	0°/-90°	474.0	149.0	251.8	102.8	0.19
			281.7	333.0	51.3	0.14
			422.4	454.5	32.1	0.16

QMCC-13	0°/-90°	434.0	0.0	114.0	114.0	0.24

QMCC-14	0°/-90°	330.0	162.2	172.3	10.1	0.10
			241.5	251.7	10.2	0.15

QMCC-15	0°/-90°	375.0	182.8	286.7	103.9	0.16

QMCC-16	0°/-90°	325.0	5.0	78.2	73.2	0.14
			96.9	219.3	122.4	0.26
			295.0	325.0	30.0	0.13

QMCC-17	0°/-90°	327.0	77.2	103.0	25.8	0.19
			277.0	290.5	13.5	0.12

QMCC-18	0°/-90°	370.0	77.0	97.0	20.0	0.13
			155.2	166.8	11.6	0.23
			182.0	212.0	30.0	0.22

QMCC-19	0°/-90°	370.0	274.0	287.0	13.0	0.13

QMCC-20	0°/-90°	333.0	163.0	183.0	20.0	0.15
			315.8	333.0	17.2	0.16

R= RC Hole
All intervals calculated using 0.1% copper cutoff

REGULATORY NOTE
The samples from the MacArthur drilling program are prepared and assayed by ISO/IEC 17025 certified American Assay Laboratories (AAL) located in Sparks, Nevada and by Skyline Laboratories in Tucson, Arizona which is accredited in international quality standards through ISO/IEC 17025, with CAN-P-1579 for specific registered tests through the Standards Council of Canada.